October 25, 2013

VIA EDGAR

Mr. Ed Bartz

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	WisdomTree Trust

File Nos. 333-132380 and 811-21864

Dear Mr. Bartz:

On behalf of our client, WisdomTree Trust (the “Trust”), we are responding to Staff comments we received orally on June 4, 2013 regarding the Trust’s Post-Effective Amendment No. 160 (“PEA No. 160”), which was filed with the U.S. Securities and Exchange Commission (“SEC”) on April 9, 2013 for the purpose of registering shares of the WisdomTree Korea Hedged Equity Fund (the “Fund”). The Staff’s comments and the Trust’s responses are set forth below. Disclosure changes in response to Staff comments will be made in Post-Effective Amendment No. 243 to the Trust’s registration statement, which will also be filed with the SEC on October 25, 2013. Capitalized terms used, but not defined, herein have the same meaning given to them in the Trust’s registration statement.

Prospectus

1.	Comment: In the “Example” section, please remove the following sentence, which is not required by Item 3 of Form N-1A.

It also does not include the transaction fees on purchases and redemptions of Creation Units because these fees will not be imposed on retail investors.

Response: The disclosure has been removed as requested.

2.

Comment: Please confirm if securities included in the Index are “primarily” traded on the Korea Stock Exchange. If so, please revise the sentence below, currently included in the “Principal Investment Strategies of the Fund” section, as follows:

Mr. Ed Bartz

October 25, 2013

The Index consists of dividend-paying companies incorporated in Korea and traded primarily on the Korea Stock Exchange that derive less than 80% of their revenue from sources in Korea.

Response: The index provider has confirmed that the companies included in the Index are incorporated in Korea and traded on the Korea Stock Exchange, but these companies are not required to be traded “primarily” on the Korea Stock Exchange.

3.

Comment: The Staff notes that the Fund invests in securities of companies “incorporated in Korea and traded on the Korea Stock Exchange.” In your response letter, please explain why the Registrant considers companies that are incorporated in Korea and traded on the Korea Stock Exchange to be economically tied to Korea.

Response: The Registrant believes that companies incorporated in Korea and traded on the Korea Stock Exchange have an economic tie to Korea.

In the release proposing Rule 35d-1, the Securities and Exchange Commission (“SEC”) suggested that the following types of securities could be considered securities of issuers that are tied economically to a particular country or region: (i) securities of issuers that are organized under the laws of a country or of a country within the geographic region or that maintain their principal place of business in the country or region; (ii) securities that are traded principally in a country or region; or (iii) securities of issuers that, during the issuer’s most recent fiscal year, derived at least 50% of its revenues or profits from goods produced or sold, investments made, or services performed in the country or region or that have at least 50% of its assets in the country or region.

In the release adopting Rule 35d-1, the SEC indicated that such criteria may be too restrictive and provided flexibility for a fund to set the criteria used to determine whether a company’s assets are exposed to the economic fortunes and risks of the country or geographic region indicated by its name. The Registrant believes that each of the criteria listed in its “Principal Investment Strategies” section is a general indicator that an issuer is tied economically to the applicable country or region, in this case Korea.

4.

Comment: The Staff notes the sentence below currently included in the “Principal Risks of Investing in the Fund” section. Because the Fund’s name includes “Korea”, the Fund is subject to Rule 35d-1, which requires the Fund to invest at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in securities of Korean companies. Please confirm the companies included in the Index will derive at least 50% of their revenue from sources in Korea.

The Index consists of dividend-paying companies incorporated in Korea and traded on the Korea Stock Exchange that derive less than 80% of their revenue from sources in Korea.

Mr. Ed Bartz

October 25, 2013

Response: As noted in response to Comment 3 above, the Registrant considers companies incorporated in Korea and traded on the Korea Stock Exchange to be economically tied to Korea for purposes of Rule 35d-1 without reference to whether or not such companies derive at least 50% of their revenue from sources in Korea.

5.	Comment: Please clarify what is meant by “higher reported net income” in the sentence below, currently included in the “Principal Investment Strategies of the Fund” section.

Companies that have higher reported net income, as determined by each company’s annual net income, generally will be more heavily weighted in the Index and Fund.

Response: The disclosure has been revised as follows:

Companies that have a higher total dollar amount of reported net income, as determined by each company’s annual net income, generally will be more heavily weighted in the Index and Fund.

6.	Comment: Please revise the sentence below, currently included in the “Principal Investment Strategies of the Fund” section, as follows:

The Fund will normally invest at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in equity securities issued by Korean companies ~~the types of investments suggested by its name~~.

Response: We respectfully decline to make the requested revision in the “Principal Investment Strategies of the Fund” section and have moved the disclosure to the “Additional Information about the Fund” section.

The release adopting Rule 35d-1 states that the Division of Investment Management, in determining whether a particular name is misleading, “will consider whether the name would lead a reasonable investor to conclude that the company invests in a manner that is inconsistent with the company’s intended investments…” and that “Index funds, for example, generally would be expected to invest more than 80% of their assets in investments connoted by the applicable index.”

The “Principal Investment Strategies of the Fund” section of the Prospectus, as revised, states “under normal circumstances, at least 80% of the Fund’s total assets (exclusive of collateral held from securities lending) will be invested in the component securities of its underlying Index and investments that have economic characteristics that are substantially identical to the economic characteristics of such component securities.” We believe that this is an appropriate and adequate summary of the disclosure in the “Additional Information about the Fund” section of the Prospectus, as revised, which states “[t]he Fund will normally invest at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in the types of investments suggested by its name.”

Mr. Ed Bartz October 25, 2013 Page 4

While the Trust believes its current disclosure meets the requirements of Rule 35d-1, it has nonetheless incorporated certain revisions to the “Additional Information about the Fund” section, which are intended to more closely align the disclosures related to the Trust’s investment requirements pursuant to its exemptive relief as an index-based ETF and Rule 35d-1 as interpreted to apply to index-based funds, as set forth below:

The Fund will normally invest at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in the types of investments suggested by its name (i.e., investments connoted by its Index). The Fund anticipates meeting this policy because, ~~U~~under normal circumstances, at least 80% of the Fund’s total assets (exclusive of collateral held from securities lending) will be invested in component securities of its underlying Index and investments that have economic characteristics that are substantially identical to the economic characteristics of such component securities.

7.

Comment: Please supplement the discussion of “Derivatives Risk” in the “Principal Risks of Investing in the Fund” section to include a discussion of the specific types of derivatives in which the Fund may invest as part of its principal investment strategy.

Response: The disclosure has been revised as requested.

8.

Comment: The Staff notes that companies eligible for inclusion in the Index must have a market capitalization of at least $1 billion. Please include small-capitalization investing risk under the “Principal Risks of Investing in the Fund” section.

Response: We respectfully decline to add the requested disclosure. Although the Index requires a market capitalization of at least $1 billion to be eligible for inclusion, based on the current Index composition, securities of small-capitalization companies are not a principal investment strategy of the Fund. As a result, small-capitalization investing risk is not currently a principal risk of the Fund.

9.

Comment: The Staff notes disclosure related to Fund payments to broker-dealers or other financial intermediaries is included in the Statement of Additional Information, but does not appear in the prospectus per Item 8 of Form N-1A. Please include the disclosure required by Item 8 of Form N-1A in the Fund’s prospectus.

Response: Disclosure will be added in response to Item 8 of Form N-1A.

Mr. Ed Bartz

October 25, 2013

SAI

10.	Comment: In your response letter, please confirm that the Fund’s maximum creation/redemption transaction fee will not exceed 2.00% of the Fund’s NAV per share.

Response: We confirm that the Fund’s maximum creation/redemption transaction fee will not exceed 2.00% of the Fund’s NAV per share.

*  *  *  *  *

I hereby acknowledge on behalf of the Trust that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC Staff comments or changes to disclosure in response to Staff comments on the registration statement reviewed by the Staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) the Trust may not assert SEC Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any additional questions or comments, please do not hesitate to contact me at (202) 373-6133.

Sincerely,

/s/ Beau Yanoshik

Beau Yanoshik

cc:	W. John McGuire, Esq.

Ryan Louvar, Esq.

Kathleen Long, Esq.

K. Michael Carlton, Esq.